UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 22, 2010

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒  Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     ☐  Yes  ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: September 22 2010	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

If undeliverable please return to:

Computershare Investor Services (Pty) Ltd PO Box 61051 Marshalltown 2107 South Africa

P4002580

Permit Mail

Only if undelivered return to

(This is NOT the Publisher)

PO Box 61051

Marshalltown 2107

P4002580

***PRINTED MATTER***

SOUTH AFRICA

Bhpbilliton

Resourcing the future

BHP Billiton Plc Shareholder Pack 2010

Holders of shares dematerialised into STRATE should return their proxy forms directly to their CSDP or stockbroker

Company reports online

Access 2010 Annual Report, Summary Review, Notice of Meeting, Sustainability Report and other information online – visit bhpbilliton.com

Vote online (certificated shareholders only)

Visit bhpbilliton.com and select ‘vote online’

118460_01058F

BHP Billiton Plc

Neathouse Place London SW1V 1BH

United Kingdom

Tel: +44 (0) 20 7802 4000

Fax: +44 (0) 20 7802 4111

A member of the BHP Billiton group

www.bhpbilliton.com

Questions from Shareholders

The Annual General Meeting (AGM) of BHP Billiton Plc will be held at The Queen Elizabeth II Conference Centre, London, on Thursday, 21 October 2010 at 11.00am. If you are unable to attend the meeting, you are invited to submit any questions you may have. This form is provided as a convenient way to do so.

Please return your completed question form to our Registrar, Computershare Investor Services (Pty) Limited, PO Box 61051, Marshalltown 2107, or by facsimile to 011 688 5238 at least 5 business days before the AGM. Alternatively, you can email the Company’s Registrar at web.queries@computershare.co.za.

You may also submit written questions to the auditor if the questions are relevant to the content of the auditor’s report or the conduct of the audit of the financial report to be considered at the AGM.

We will endeavour to address the more frequently raised questions during the course of the AGM. If time does not permit us to address all frequently raised questions at the AGM we will prepare responses and make these available on our website.

Question(s): Please mark X if it is a question directed to the Auditor

1.

2.

3.

4.

5.

Thank you for your time.

Registered office as above

Registered in England and Wales, Number 3196209

BILZ

Proxy Form

All correspondence to:

Computershare Investor Services (Pty) Limited

PO Box 61051

Marshalltown 2107

Telephone: 011 373 0033

Facsimile: 011 688 5238

LODGEMENT OF A PROXY

This proxy must be received by 12 noon (South African local time) on Tuesday, 19 October 2010

Any Proxy Form (and any relevant authorities under which it is signed) received after that time will not be valid for the scheduled meeting.

How to complete this form

Every holder has the right to appoint some other person(s) of their choice, who need not be a shareholder, as their proxy to exercise all or any of their rights, to attend, speak and vote on their behalf at the meeting. If you wish to appoint a person other than the Chairman, please insert the name of your chosen proxy holder in the space provided (see reverse). If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder’s name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. If left blank your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this proxy form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account). Shareholders holding shares dematerialised into STRATE should return their proxy form direct to their CSDP or stockbroker.

Appointment of additional proxies

You may appoint more than one proxy provided that each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, (an) additional proxy form(s) may be obtained by contacting the Registrar’s helpline listed below under “Any questions?”, or you may photocopy this form. Please indicate in the box next to the proxy holder’s name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope. When appointing multiple proxies, failure to specify the proportion or number of shares each proxy may exercise will result in the votes being divided equally among the proxies and specifying a number of shares in excess of those held by you will result in your proxy appointments being invalid.

Directing your proxy how to vote

If you wish to direct your proxy how to vote (or abstain from voting) on any resolution, place a mark (“X”) in the “For”, “Against” or “Vote Withheld” box for each resolution. The “Vote Withheld” option overleaf is provided to enable you to abstain on any particular resolution. However, it should be noted that a “Vote Withheld” is not a vote in law and will not be counted in the calculation of the proportion of the votes “For” and “Against” a resolution. In the absence of instructions, your proxy may vote or withhold the vote as he or she thinks fit.

Signing instructions

You must sign this form as follows in the spaces provided:

Individual: Where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder’s attorney.

Joint holding: Where the holding is in more than one name, any one of the joint holders may sign the proxy form but the vote of the senior who renders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders. Seniority is determined by the order in which the names stand in the Company’s Share Register.

Power of Attorney or Relevant Authority: If this form is signed by a person who is not the registered shareholder, then the relevant authority or a certified copy of it should either have been exhibited previously to the Company’s Registrar by the time above or be enclosed with this form, and the words “authorised signatory” should be added under the signature on the front of this form.

Companies: Where the holding is in the name of a company, then this form must be given under the Common Seal of the company or executed in a manner having the same effect, or under the hand of an authorised officer or attorney who has not received any notice of revocation of that authority.

Electronic proxy lodgement (Certificated shareholders only): To appoint a proxy electronically go to www.bhpbilliton.com, click on “Vote online” then follow the instructions. To access this service you will need your Shareholder Reference Number (SRN) and Personal Identification Number (PIN) which are printed on the top right hand corner of the front of this form. Shareholders who hold shares through STRATE should liaise directly with their CSDP or broker.

Any questions?

Telephone: 011 373 0033 if you have any questions on how to complete this proxy form or to obtain additional forms.

Documents may be lodged:

VIA THE INTERNET

www.bhpbilliton.com

BY FAX

011 688 5238

BY MAIL

Computershare Investor Services

(Pty) Limited

PO Box 61051

Marshalltown 2107

IN PERSON

Computershare Investor Services

(Pty) Limited

70 Marshall Street

Johannesburg 2001

BILZ

118460_01058F

bhpbilliton

resourcing the future

Appointment of Proxy

I/We being a member/s of BHP Billiton Plc and entitled to attend and vote hereby appoint the Chairman of the Meeting (mark box with an ‘X’)

OR

the name of the person (or body corporate) you are appointing, if someone other than the Chairman of the Meeting.

Number of shares being voted

or failing attendance at the meeting of the person or body corporate named above, or if no person is named, the Chairman of the Meeting, to act on my/our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given, as he or she sees fit, at the Annual General Meeting of BHP Billiton Plc to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London on Thursday, 21 October 2010 at 11.00am and at any adjournment thereof. Should any resolution(s), other than those specified, be proposed at the Meeting, my/our proxy may vote on those matters as he or she thinks fit.

Please tick here to indicate that this proxy appointment is one of multiple appointments being made.

Please Note: to fully inform shareholders in exercising their right to vote, please be aware that if you appoint the Chairman as your proxy and provide no directions on how to vote, the Chairman intends to vote available proxies in the manner set out beside each resolution:

Voting directions to your proxy Please mark X (within the box) to indicate your directions

For 1 To receive the 2010 Financial Statements and Reports for BHP Billiton Plc and BHP Billiton Limited

For 2 To re-elect Dr John Buchanan as a Director of BHP Billiton Plc and BHP Billiton Limited

For 3 To re-elect Mr David Crawford as a Director of BHP Billiton Plc and BHP Billiton Limited

For 4 To re-elect Mr Keith Rumble as a Director of BHP Billiton Plc and BHP Billiton Limited

For 5 To re-elect Dr John Schubert as a Director of BHP Billiton Plc and BHP Billiton Limited

For 6 To re-elect Mr Jacques Nasser as a Director of BHP Billiton Plc and BHP Billiton Limited

For 7 To elect Mr Malcolm Broomhead as a Director of BHP Billiton Plc and BHP Billiton Limited

For 8 To elect Ms Carolyn Hewson as a Director of BHP Billiton Plc and BHP Billiton Limited

For 9 To reappoint KPMG Audit Plc as the auditor of BHP Billiton Plc

For 10 To renew the general authority to issue shares in BHP Billiton Plc

For 11 To approve the authority to issue shares in BHP Billiton Plc for cash

For 12 To approve the repurchase of shares in BHP Billiton Plc

For 13 To approve the 2010 Remuneration Report

For 14 To approve amendments to the Long Term Incentive Plan

For 15 To approve the grant of awards to Mr Marius Kloppers under the GIS and the LTIP

For 16 To approve amendments to the Constitution of BHP Billiton Limited

For 17 To approve amendments to the Articles of Association of BHP Billiton Plc

PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Shareholder 1 Shareholder 2 Shareholder 3 Shareholder 4

Individual/Sole Director and Sole Company Secretary Director/Company Secretary

Contact Name Contact Daytime Telephone Date

BILZ 118460_01058F

In addition to signing the proxy form in the above box(es) please provide the information above in case we need to contact you.